UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): February 28, 2019

HAYMAKER ACQUISITION CORP.

(Exact name of registrant as specified in its charter)

Delaware	001-38254	82-1329677
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification Number)

650 Fifth Avenue, Floor 10 New York, New York	10019
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (212) 616-9600

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation to the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.   ☐

Item 8.01	Other Events.

On February 28, 2019, Haymaker Acquisition Corp. (NASDAQ: HYAC) (“Haymaker”), announced that OneSpaWorld (“OSW”) has entered into a new agreement with Norwegian Cruise Line Holdings Ltd. (“NCLH”). The new agreement extends the term of the original agreement to ten years for the 16 ships currently sailing under the Norwegian Cruise Line banner (“NCL”) and covers all new NCL ships that come into service during the term. Additionally, commencing in 2020, OSW will become the exclusive health and wellness provider on all NCLH operated ships. The expanded relationship adds a minimum of 13 ships to the OSW fleet – 10 ships currently in the NCLH fleet and 3 soon to be commissioned ships which have been announced. Collectively, these 13 ships represent an 8% increase in the number of ships in OSW’s fleet.

Under the new agreement, OSW will continue in its longstanding role as NCL’s exclusive partner in the supply of spa, beauty, nutrition, fitness and related beauty, health and wellness and medi-spa services through its Mandara brand. Mandara will continue to sell the award-winning ELEMIS range of skincare products and provide acupuncture and pain management treatments and physician administered medi-spa services such as wrinkle relaxers, dermal fillers and Thermage skin tightening.

Leonard Fluxman, Executive Chairman of OSW, said, “We are very excited to announce this new agreement that extends our longstanding and mutually rewarding relationship with NCL. We are also thrilled to announce that OSW is expanding the relationship to become the exclusive health and wellness provider for the entire NCLH fleet. This agreement demonstrates the confidence NCLH has in OSW and is a powerful testament to OSW’s exceptional customer service and consistent ability to develop and execute successfully at sea.”

Glenn Fusfield, President and CEO of OSW, stated, “We are very pleased to announce the new agreement which further increases our leading global market share at sea beyond the 80% we enjoy today. We look forward to continuing our successful partnership with NCLH as we continue to enhance guests’ vacations though our health and wellness experiences.”

Commenting on the announcement, Frank Del Rio, President and Chief Executive Officer of Norwegian Cruise Line Holdings Ltd. stated, “We are very excited to extend and expand our partnership with OneSpaWorld. For over 21 years, OSW has provided our cruise guests with outstanding service, and an incredible breadth of health and wellness options, adding greatly to their experience onboard our ships. We look forward to continuing our successful partnership and believe that OSW will greatly elevate the guest experience provided in our wellness centers onboard NCLH’s ships.”

About OneSpaWorld:

Headquartered in Nassau, Bahamas, OSW is one of the largest health and wellness services companies in the world. OSW’s distinguished centers offer guests a comprehensive suite of premium health, fitness, beauty and wellness services, treatments, and products aboard 164 cruise ships and at 67 destination resorts around the world. OSW holds the leading market position within the fast-growing international leisure market and has been built upon its exceptional service standards, expansive global recruitment, training and logistics platforms, and a history of service and product innovation that has enhanced its guests’ health, fitness, beauty, and wellness while vacationing for over 50 years.

About Haymaker:

Haymaker is a $330 million blank check company led by Steven Heyer. Haymaker was formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, recapitalization, reorganization, or similar business combination with one or more target businesses. The executives of Haymaker are experienced at recognizing and quantifying the value of brands and creating strategies to reposition those brands to reach their full market potential. For more information about Haymaker, please visit www.haymakeracquisition.com.

Additional Information and Where to Find It

In connection with Haymaker’s proposed business combination (the “Business Combination”) with the OSW business of Steiner Leisure Limited (“Steiner Leisure”), a registration statement on Form S-4 of OSW (the “Registration Statement”) has been declared effective by the Securities and Exchange Commission (the “SEC”), which includes a combined prospectus of OSW with respect to the securities to be issued in connection with Business Combination and a definitive proxy statement of Haymaker with respect to the Special Meeting. Haymaker’s stockholders and other interested persons are advised to read the Registration Statement and combined proxy statement/prospectus contained therein and any documents filed in connection therewith, as these materials will contain important information about OSW, Haymaker, and the Business Combination. The combined proxy statement/prospectus was mailed to Haymaker’s stockholders as of February 11, 2019. Stockholders will also be able to obtain copies of the Registration Statement and other relevant documents filed with the SEC, without charge, at the SEC’s web site at www.sec.gov, or by directing a request to Haymaker Acquisition Corp., 650 Fifth Avenue, Floor 10, New York, NY 10019 Attention: Christopher Bradley or Joseph Tonnos, (212) 616-9600.

Participants in the Solicitation

Steiner Leisure, OSW, Haymaker and their respective directors and executive officers may be deemed participants in the solicitation of proxies from Haymaker’s stockholders with respect to the Business Combination. A list of the names of Haymaker’s directors and executive officers and a description of their interests in Haymaker is contained in Haymaker’s annual report on Form 10-K for the year ended December 31, 2017, which was filed with the SEC and is available free of charge at the SEC’s web site at www.sec.gov, or by directing a request to Haymaker Acquisition Corp., 650 Fifth Avenue, Floor 10, New York, NY 10019, Attention: Christopher Bradley or Joseph Tonnos, (212) 616-9600. Information regarding the participants and their interests in the proposed transaction is also contained in the Registration Statement.

Forward-Looking Statements:

This Current Report includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. The expectations, estimates, and projections of the businesses of Haymaker, Steiner Leisure and OSW may differ from their actual results and consequently, you should not rely on these forward looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, expectations with respect to future performance including projected financial information (which is not audited or reviewed by auditors) and anticipated financial impacts of the proposed transaction, the satisfaction of the closing conditions to the proposed transaction, and the timing of the completion of the proposed transaction. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside of the control of Haymaker, Steiner Leisure and OSW and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Business Combination Agreement, (2) the outcome of any legal proceedings that may be instituted against the parties following the announcement of the Business Combination Agreement and the transactions contemplated therein; (3) the inability to complete the proposed transaction, including due to failure to obtain approval of the stockholders of Haymaker or other conditions to closing in the Business Combination Agreement; (4) the occurrence of any event, change, or other circumstance that could give rise to the termination of the Business Combination Agreement or could otherwise cause the transaction to fail to close; (5) the receipt of an unsolicited offer from another party for an alternative business transaction that could interfere with the Business Combination; (6) the inability to obtain or maintain the listing of OSW’s securities on Nasdaq following the Business Combination; (7) the risk that the Business Combination disrupts current plans and operations as a result of the announcement and consummation of the Business Combination; (8) the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of OSW to grow and manage growth profitably and retain its key employees; (9) costs related to the Business Combination; (10) changes in applicable laws or regulations; (11) the demand for OSW’s services together with the possibility that OSW may be adversely affected by other economic, business, and/or competitive factors; and (12) other risks and uncertainties included in (x) the “Risk Factors” sections of the most recent Annual Report on Form 10-K filed with the SEC by Haymaker and the Registration Statement and (y) other documents filed or to be filed with the SEC by Haymaker and OSW. Haymaker cautions that the foregoing list of factors is not exclusive. You should not place undue reliance upon any forward-looking statements, which speak only as of the date made. Haymaker, Steiner Leisure and OSW do not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in their expectations or any change in events, conditions, or circumstances on which any such statement is based.

No Offer or Solicitation

This Current Report shall not constitute a solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the proposed transaction. This Current Report shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

HAYMAKER ACQUISITION CORP.

By:	/s/ Christopher Bradley
Name:	Christopher Bradley
Title:	Chief Financial Officer

Date: February 28, 2019